SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 24, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces an 'ilA+/negative' rating for a debentures issuance as part of a deferred private placement (Series F) from January 2018 and for a debentures issuance as part of a private placement (Series G) of option warrants for debentures from April 2019

PARTNER COMMUNICATIONS ANNOUNCES AN
'ilA+/Negative' RATING FOR A DEBENTURES ISSUANCE AS
 PART OF A DEFERRED PRIVATE PLACEMENT (SERIES F)
FROM JANUARY 2018 AND FOR A DEBENTURES ISSUANCE
AS PART OF A PRIVATE PLACEMENT (SERIES G) OF
OPTION WARRANTS FOR DEBENTURES FROM APRIL 2019

ROSH HA'AYIN, Israel, November 24, 2019 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports today that further to the Company's reports dated December 27, 2017 and January 9, 2018, with respect to the agreement that the Company entered into for a deferred private placement for additional Series F debentures in Israel, which will take place on December 1, 2019, S&P Global Ratings Maalot Ltd. ("S&P Maalot") issued today an 'ilA+/Negative' rating for the debentures issuance in a total amount up to NIS 230 million, as part of the said deferred private placement.

In addition, further to the Company's reports dated April 17, 2019, regarding a private issuance of untradeable option warrants exercisable for Series G debentures, S&P Maalot issued today an 'ilA+/Negative' rating for the debentures issuance in a total amount up to NIS 86.5 million that will be executed on November 28, 2019, by an expansion of Series G as part of the exercise of untradeable option warrants.

The offerings described in this press release are made only in Israel and only to residents of Israel in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”). The said debentures have not been, and will not be, registered under the Securities Act and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

For further information see S&P Maalot's report dated November 24, 2019 on: https://maya.tase.co.il/reports/details/1264402 and on: https://maya.tase.co.il/reports/details/1264398  or their informal English translations attached to this Company report on Form 6-K.

Forward-Looking Statements
This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements. All statements other than statements of historical fact included in this press release, including statements relating to the closing of the deferred private placement of debentures and the expansion of series of debentures as part of the exercise of untradeable option warrants, and any other statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

2

Partner Communications Co. Ltd.

November 24, 2019

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of
Up To NIS 230 Million Par Value Through A
Future Private Placement Dated January 2018

Primary Credit Analyst

Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Additional Contact

Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on November 24, 2019, the Hebrew version shall apply.

1 | November 24, 2019	New Issuance

Partner Communications Co. Ltd.
New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS
230 Million Par Value Through A Future Private
Placement Dated January 2018

S&P Maalot hereby assigns its ‘ilA+’ rating to bonds of up to NIS 230 million par value to be issued by Partner Communications Co. Ltd. (ilA+/Negative) through the expansion of Series F through a future private placement dated January 9, 2018 (see our rating report published on January 9, 2018).

The proceeds from the issuance will be mainly used for the company's ongoing activity.

For additional information on the rating and for other regulatory requirements, see our rating report dated August 5, 2019.

Rating Detail (As of 24-Nov-2019)
Partner Communications Co. Ltd.
Issuer Credit Rating(s)
Local Currency Long Term	ilA+/Negative

Issue Rating(s)
Senior Unsecured Debt
Series D, F, G	ilA+

Rating History
Local Currency Long Term
August 05, 2019	ilA+/Negative
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
March 24, 2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
March 20, 2007	ilAA-/Stable
July 28, 2004	ilAA-
February 16, 2004	ilA+
August 01, 2003	ilA

Other Details
Time of the event	16:07 24/11/2019
Time when the analyst first learned of the event	16:07 24/11/2019
Rating requested by	Issuer

2 | November 24, 2019	www.maalot.co.il

Partner Communications Co. Ltd.

Credit Rating Surveillance

S&P Maalot is the commercial name of S&P Global Ratings Maalot Ltd. S&P Maalot conducts surveillance activities on developments which may affect the creditworthiness of issuers and specific bond series which it rates, on an ongoing basis. The purpose of such surveillance is to identify parameters which may lead to a change in the rating.

All rights reserved © No content (including ratings, credit-related analyses and data, valuations, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of S&P Maalot Ltd. or its affiliates (collectively, S&P). S&P and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively S&P Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Parties are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, for the results obtained from the use of the Content, or for the security or maintenance of any data input by the user. The Content is provided on an "as is" basis.

In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the Content even if advised of the possibility of such damages.

Credit-related and other analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact. S&P's opinions, analyses, and rating acknowledgment decisions (described below) are not recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P does not act as a fiduciary or an investment advisor except where registered as such. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Rating-related publications may be published for a variety of reasons that are not necessarily dependent on action by rating committees, including, but not limited to, the publication of a periodic update on a credit rating and related analyses.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain nonpublic information received in connection with each analytical process. S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on S&P Maalot’s website, www.maalot.co.il, and S&P Global’s website, www.standardandpoors.com and may be distributed through other means, including via S&P publications and third-party redistributors.

3 | November 24, 2019	www.maalot.co.il

Partner Communications Co. Ltd.

November 24, 2019

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of
Up To NIS 86.5 Million Par Value Through A
Future Private Placement Of Options Dated
April 2019

Primary Credit Analyst

Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Additional Contact

Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on Novemebr 24, 2019, the Hebrew version shall apply.

1 | November 24, 2019	New Issuance

Partner Communications Co. Ltd.

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS
86.5 Million Par Value Through A Future Private
Placement Of Options Dated April 2019

S&P Maalot hereby assigns its ‘ilA+’ rating to bonds of up to NIS 86.5 million par value to be issued by Partner Communications Co. Ltd. (ilA+/Negative) through the expansion of Series G by exercising non-tradable options (see our rating report published on April 17, 2019).

The proceeds from the issuance will be used to refinance existing debt and for the company's ongoing activity.

For additional information on the rating and for other regulatory requirements, see our rating report dated August 5, 2019.

Rating Detail (As of 24-Nov-2019)
Partner Communications Co. Ltd.
Issuer Credit Rating(s)
Local Currency Long Term	ilA+/Negative

Issue Rating(s)
Senior Unsecured Debt
Series D, F, G	ilA+

Rating History
Local Currency Long Term
August 05, 2019	ilA+/Negative
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
March 24, 2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
March 20, 2007	ilAA-/Stable
July 28, 2004	ilAA-
February 16, 2004	ilA+
August 01, 2003	ilA

Other Details
Time of the event	16:07 24/11/2019
Time when the analyst first learned of the event	16:07 24/11/2019
Rating requested by	Issuer

2 | November 24, 2019	www.maalot.co.il

Partner Communications Co. Ltd.

Credit Rating Surveillance

S&P Maalot is the commercial name of S&P Global Ratings Maalot Ltd. S&P Maalot conducts surveillance activities on developments which may affect the creditworthiness of issuers and specific bond series which it rates, on an ongoing basis. The purpose of such surveillance is to identify parameters which may lead to a change in the rating.

All rights reserved © No content (including ratings, credit-related analyses and data, valuations, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of S&P Maalot Ltd. or its affiliates (collectively, S&P). S&P and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively S&P Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Parties are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, for the results obtained from the use of the Content, or for the security or maintenance of any data input by the user. The Content is provided on an "as is" basis.

In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the Content even if advised of the possibility of such damages.

Credit-related and other analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact. S&P's opinions, analyses, and rating acknowledgment decisions (described below) are not recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P does not act as a fiduciary or an investment advisor except where registered as such. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Rating-related publications may be published for a variety of reasons that are not necessarily dependent on action by rating committees, including, but not limited to, the publication of a periodic update on a credit rating and related analyses.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain nonpublic information received in connection with each analytical process. S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on S&P Maalot’s website, www.maalot.co.il, and S&P Global’s website, www.standardandpoors.com and may be distributed through other means, including via S&P publications and third-party redistributors.

3 | November 24, 2019	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: November 24, 2019